Exhibit 99.1

AGENDA

for the Extraordinary General Meeting of Shareholders of ASML Holding N.V. (the “Company”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on 7 September 2012, starting at 2.00 pm (CET).

1.	Opening.

2.	Explanation to the customer co-investment program entered into and/or to be entered into by and between the Company and certain of its customers, as announced by the Company on 9 July 2012 (the “Customer Co-Investment Program”). (Discussion item)

3.	Authorization to issue shares and exclude pre-emption rights

(a)	Proposal to resolve* to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company in connection with the Customer Co-Investment Program, subject to Supervisory Board approval, up to 25% of the issued share capital of the Company at the Annual General Meeting of Shareholders (the “AGM”) held on 25 April 2012, from 7 September 2012 through 31 July 2013. (Voting item)

(b)	Proposal to resolve* to authorize the Board of Management to restrict or exclude, subject to Supervisory Board approval, the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a) from 7 September 2012 through 31 July 2013. (Voting item)

4.	Amendments to the articles of association of the Company

(a)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part I) to create a specific share class (ordinary shares M) for the participants to the Customer Co-Investment Program. Upon the first amendment of the articles of association of the Company the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program will be converted into ordinary shares M and all other ordinary shares will be converted into ordinary shares A. (Voting item)

(b)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part II) to increase the par value per ordinary share A by an amount to be determined by the Board of Management of at least EUR 5.97 per share and at most EUR 12 per share at the expense of the share premium reserve. (Voting item)

(c)

Proposal to resolve* to reduce the issued capital by an amount at least equal to the aggregate amount to be paid by the participants to the Customer Co-Investment Program for their shares, being an amount no less than EUR 2,513,447,071.07 and no more than EUR 5,000,000,000 by decreasing the nominal value of the ordinary shares A by an amount to be determined by the Board of Management of at least EUR 5.99 per share and at most

EUR 12 per share which will result in repayment of said amount determined by the Board of Management per share to holders of ordinary shares A or to the holders of ordinary shares into which the ordinary shares A will be converted pursuant to proposal (e) below and to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part III). (Voting item)

(d)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part IV) to consolidate the ordinary shares A at an exchange ratio to be determined by the Board of Management. The exchange ratio will depend on the percentage of new shares to be issued to the participants to the Customer Co-Investment Program. The consolidation of the ordinary shares A may entail an increase of the nominal value of the ordinary shares A by a maximum of EUR 0.03 per share, to be determined by the Board of Management, which increase will be paid from the share premium reserve. (Voting item)

(e)	Proposal to resolve** to amend the articles of association in accordance with the Draft deed of amendment to the articles of association (Part V) to delete the share class M for participants to the Customer Co-Investment Program and share class A for the other shareholders. The ordinary shares M and ordinary shares A shall be converted into ordinary shares without a specific letter mark attached to it. (Voting item)

5.	Authorization to execute the deeds of amendment

Proposal to resolve*** to authorize each director of the Company as well as any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deeds of amendment to the articles of association. (Voting item)

6.	Additional authorization to issue shares and exclude pre-emption rights

(a)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012 from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(b)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(c)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(d)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (c), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

7.	Any other business.

8.	Closing.

*	These resolutions will be adopted subject to the condition precedent that the resolution to amend the Articles of Association as referred to under 4(e) has been adopted.
**	Because all resolutions as referred to under items 3 and 4 are deemed to be undividable and inseparable, the Board of Management only proposes item 4(e) if the other proposals put forward under 3 and 4(a) through 4(d) have been adopted.
***	The Board of Management only proposes item 5 if item 4(e) has been adopted.

3